June 20, 2019

Mr. Chong Khooi You
Chief Executive Officer
Bioplus Life Corp.
No 9 & 10, Jalan P4/8B, Bandar Teknologi Kajang
43500 Semenyih, Selangor D.E.
Malaysia

       Re: Bioplus Life Corp.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed June 18, 2019
           File No. 333-226885

Dear Mr. Chong Khooi You:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 as amended on June 18, 2019

Financing Activities, page 16

1. We note that your discussion of stock issuances during the years ended December 31,
       2017 and December 31, 2018 as included in MD&A are inconsistent with the number of shares issued and related proceeds received as disclosed in your consolidated statements of equity for these periods. Please revise your disclosure to ensure that the amounts discussed in MD&A are consistent with those disclosed in your financial statements.
       Please revise the notes to your audited financial statements to also disclose the nature and terms of these transactions.
 Mr. Chong Khooi You
FirstName LastNameMr. Chong Khooi You
Bioplus Life Corp.
Comapany NameBioplus Life Corp.
June 20, 2019
June 20, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis
Liquidity and Capital Resources, page 16

2. You state that you have "positive operating cash flows" however we note that you report cash used in operating activities for both years presented. Please revise your disclosures to clarify the results of your cash flows from operating activities. You may contact Linda Cvrkel at 202-551-3813 or Craig Arakawa at
202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Beverages, Apparel and
                                                               Mining
cc:      Carl Ranno